SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

CNH GLOBAL N.V.
Form 6-K for the month of April 2007
List of Exhibits:
1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment During the Month of March and Cumulative for 3 Months 2007, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of February 2007 Relative to Industry Results or Levels, Compared with Prior Year Periods.

Agricultural and Construction Equipment
CNH Global N.V.
Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment
During the Month of March and Cumulative for 3 Months 2007,
and Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of February 2007
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).
These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	March N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH of MARCH 2007

Agricultural Tractors: under 40 horsepower (2WD)	+7.4%	up moderate double digits, significantly better than the industry

40 to 100 horsepower (2WD)	+24.0%	up high double digits, significantly better than the industry

over 100 horsepower (2WD)	+9.2%	flat

4 wheel drive tractors	+0.4%	up moderate double digits, significantly better than the industry

Sub total tractors over 40 hp	+19.3%	up moderate double digits, moderately better than the industry

Total Ag tractors	+12.9%	up moderate double digits, significantly better than the industry

Combines	(1.4)%	up low double digits, significantly better than the industry

Loader/backhoes	down moderate double digits	down moderate double digits, slightly worse than the industry

Skid Steer Loaders	down low double digits	down moderate double digits, moderately worse than the industry

Total Heavy Construction Equipment	down low double digits	down low double digits, equal to the industry

RETAIL UNIT SALES:
3 MONTHS 2007

Agricultural Tractors: under 40 horsepower (2WD)	(4.4)%	up mid-single digits, moderately better than the industry

40 to 100 horsepower (2WD)	+9.2%	up moderate double digits, moderately better than the industry

over 100 horsepower (2WD)	(0.7)%	up mid-single digits, moderately better than the industry

4 wheel drive tractors	(9.9)%	up moderate double digits, significantly better than the industry

Sub total tractors over 40 hp	+6.0%	up low double digits, moderately better than the industry

Total Ag tractors	+0.7%	up low double digits, moderately better than the industry

Combines	+12.6%	up moderate double digits, moderately better than the industry

Loader/backhoes	down moderate double digits	down moderate double digits, in line with the industry

Skid Steer Loaders	down low double digits	down moderate double digits, moderately worse than the industry

Total Heavy Construction Equipment	down low double digits	down low double digits, moderately worse than the industry

DEALER INVENTORIES:
END OF FEBRUARY 2007

Agricultural Tractors:
under 40 horsepower (2WD)	6.6 months supply	1/2 month less than the industry

40 to 100 horsepower (2WD)	6.2 months supply	in line with the industry

over 100 horsepower (2WD)	4.6 months supply	in line with the industry

4 wheel drive tractors	3.6 months supply	1/2 month less than the industry

Total tractors	6.2 months supply	1/2 month less than the industry

Combines	2.0 months supply	1 month more than the industry

Dated: April 12, 2007

Industry Trends
U.S. Ag Flash Reports

March 2007 Flash Report
U.S. Unit Retail Sales
(Report released 4/10/2007)
To download a PDF of this report, please click here.
Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

							February 2007
Equipment	March 2007	March 2006	% Chg.	Y-T-D 2007	Y-T-D 2006	% Chg.	U.S. Field Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	11,579	10,919	6.0	21,397	22,673	-5.6	65,717
40 & Under 100 HP	7,870	6,303	24.9	16,632	15,026	10.7	39,389
100 HP & Over	2,292	2,005	14.3	4,781	4,717	1.4	6,163
Total - 2 Wheel Drive	21,741	19,227	13.1	42,810	42,416	0.9	111,269
Total - 4 Wheel Drive	362	370	-2.2	730	828	-11.8	872
Total Farm Wheel Tractors	22,103	19,597	12.8	43,540	43,244	0.7	112,141
Combines (Self-Propelled)	412	415	-0.7	1,154	1,002	15.2	901

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
To U.S. Ag Flash Report Archive >>

© 2007, AEM Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 6737 W. Washington Street, Suite 2400 Milwaukee, WI 53214-5647 Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends
Canadian Ag Flash Reports

March 2007 Flash Report Canada Unit Retail Sales
(Report released 4/10/2007)
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.
     To download a PDF of this report, please click here.
     Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

	March			March YTD			February
							2007	2006
							Canadian	Canadian
							(Field)	(Field)
Equipment	2007	2006	% Chg.	2007	2006	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	662	477	38.8	1,278	1,046	22.2	5,517	4,542
40 & Under 100 HP	611	534	14.4	1,167	1,275	-8.5	3,237	2,756
100 HP & Over	308	375	-17.9	601	704	-14.6	1,549	1,530
Total - 2 Wheel Drive	1,581	1,386	14.1	3,046	3,025	0.7	10,303	8,828
Total - 4 Wheel Drive	86	76	13.2	136	133	2.3	179	200
Total Farm Wheel Tractors	1,667	1,462	14.0	3,182	3,158	0.8	10,482	9,028
Combines (Self-Propelled)	81	85	-4.7	164	169	-3.0	441	513
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
Go To Canadian Ag Flash Reports Archive >>

© 2007, AEM Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 6737 W. Washington Street, Suite 2400 Milwaukee, WI 53214-5647 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J McDougal

Rubin J. McDougal Chief Financial Officer
April 12, 2007